
06017318

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 22 September 2006

Dear Sir

J Sainsbury Announces: Notification of Holdings in Company

Please find enclosed a copy of the above announcements made to the London Stock Exchange on 22nd September 2006.

Yours sincerely

pp

Hazel Jarvis
Deputy Secretary

Enc

15.30.

J Sainsbury plc
22 September 2006

J Sainsbury plc was informed on 22 September 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together held a substantial interest in the Company of 3.30 per cent.

End

15.30.

J Sainsbury plc
22 September 2006

J Sainsbury plc was informed on 22 September 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together held a substantial interest in the Company of 3.30 per cent.

End

J Sainsbury plc
22 September 2006

J Sainsbury plc was informed on 22 September 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together held a substantial interest in the Company of 3.30 per cent.

End

15.30 .

J Sainsbury plc
22 September 2006

J Sainsbury plc was informed on 22 September 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together held a substantial interest in the Company of 3.30 per cent.

End

22/9 11:05
15.30.

J Sainsbury plc
22 September 2006

J Sainsbury plc was informed on 22 September 2006 that Credit Suisse Securities (Europe) Limited and Credit Suisse International together held a substantial interest in the Company of 3.30 per cent.

End